Zomedica Pharmaceuticals Corp.

100 Phoenix Drive, Suite 190

Ann Arbor, MI 48108

January 30, 2019

VIA EDGAR – FORM DEL AM

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zomedica Pharmaceuticals Corp.

Registration Statement on Form S-3 (File No. 333-228926)

Filed on December 20, 2018

Ladies and Gentlemen:

Zomedica Pharmaceuticals Corp. is hereby filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Reference is made to the registration statement on Form S-3 (Registration No. 333-228926) filed on December 20, 2018 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact John D. Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 or via email at jhogoboom@lowenstein.com.

[Signature page follows.]

U.S. Securities and Exchange Commission

January 30, 2019

Very truly yours,

ZOMEDICA PHARMACEUTICALS
CORP.

By:	/s/ Gerald Solensky, Jr.
Name:	Gerald Solensky, Jr.
Title:	Chairman of the Board, President and Chief Executive Officer